UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Audubon Bioscience Co.

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Louisiana

   Date of organization
   June 1, 2016

Physical address of issuer
1441 Canal Street, New Orleans, LA 70112

Website of issuer
www.audubonbio.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000
Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
September 13, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5 full time employees and 20 consultants or contractors

	Most recent fiscal year-end (December 31, 2020)	Prior fiscal year-end (December 31, 2019)
Total Assets	$758,417	$417,392
Cash & Cash Equivalents	$174,908	$15,891
Accounts Receivable	$567,676	$399,564
Short-term Debt	$188,109	$55,561
Long-term Debt	$0	$0
Revenues/Sales	$4,192,777	$1,812,985
Cost of Goods Sold	$2,807,255	$1,076,886
Taxes Paid	N/A	$1,636
Net Income	$106,447	$175,505

Due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief, the Company has provided financial information certified by its principal executive officer instead of financial statements reviewed by a public accountant that is independent of the issuer.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


August 6, 2021

FORM C/A

Up to $250,000.00

Audubon Bioscience Co.



Explanatory Note


Audubon Bioscience Co., (the "Company") is filing this Amendment to its Form C, which was initially filed with the Securities and Exchange Commission on March 2, 2021. This Amendment is filed to extend the offering deadline. A previous Amendment was filed on April 7, 2021, to include a webinar transcript, attached hereto as Exhibit G, to amend investment thresholds for certain valuation caps, and to clarify the intermediate close verbiage and disclosure.


Crowd Note


This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Audubon Bioscience Co., a Louisiana Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). The Intermediary will receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants. In addition, the Intermediary will receive a number of Crowd Notes equal to 2% of the Crowd Notes sold in the Offering.

(2)   The issuer will pay a commission equal to five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.audubonbio.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is August 6, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE

DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current

reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.audubonbio.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Audubon Bioscience Co. (the "Company") is a Louisiana Corporation, formed on June 1, 2016. The Company was formerly known as Audubon Bioscience International Co.

The Company is located at 1441 Canal Street, New Orleans, LA 70112.

The Company's website is www.audubonbio.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The Company procures bio samples (primarily cancerous) and medical data for pharma and biotech companies' researchers to facilitate the development and validation of new diagnostics and

treatments. The Company sources samples and data from patients in multiple clinics around the world.

The Offering

Minimum amount of Crowd Note being offered	$50,000 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Note	$250,000 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$250,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	September 13, 2021
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 28 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact,

among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We are an early stage company, with limited operating history.
We are an early stage company. We were formed as a corporation in Louisiana on June 1, 2016. We have a limited operating history with which you can evaluate our business and prospects. Our prospects must be considered in light of the risks encountered by companies in the early stages of development in highly competitive markets, particularly the markets for food services and food service solutions. You should consider the frequency with which early-stage businesses encounter unforeseen expenses, difficulties, complications, delays and other adverse factors. These risks are described in more detail below.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We operate in a highly competitive and rapidly changing global marketplace.
We operate in a highly competitive and rapidly changing global marketplace. We compete with a variety of organizations that offer services similar to those we offer. Our primary competitors include Discovery Life Sciences, Trans-Hit Biomarkers, Cureline, Proteogenex, Fidelis Research. The principal competitive factors in our field include: number and capacities of clinical sites, the global scale; client support approach; ability to customize operating procedures according to the client protocols; free replacement policy guarantees in case of rejections; skills and technical expertise of people; reputation and client references; contractual terms, including competitive pricing and terms of payments; ability to deliver results reliably and on a timely basis; quality of services and solutions and availability of appropriate resources. If one or more of our competitors grow more rapidly or effectively than we are able to, that would adversely affect our competitive position.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information

misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We operate globally in more than 10 countries but our customers are primarily located in the USA, European Union and Japan.
In 2020, approximately 13% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Maurice Cabirac (President), Idola Marie Cabirac (Financial Director), Alla Semikova (Director), and Rostyslav Semikov (CEO). The Company has employment agreements with Maurice Cabirac, Idola Marie Cabirac, and Rostyslav Semikov. The loss of Maurice Cabirac, Idola Marie Cabirac, Alla Semikova, and Rostyslav Semikov or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does have key man life insurance policies on any such people.
The Company is dependent on Maurice Cabirac, Idola Marie Cabirac, Alla Semikova, and Rostyslav Semikov in order to conduct its operations and execute its business plan. However, the Company has purchased the insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Maurice Cabirac, Idola Marie Cabirac, Alla Semikova, and Rostyslav Semikov die or become disabled, the Company will receive the compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and Bulgaria.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-

income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work they can be replaced and the Company's operations are not subject to disruption.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were

previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

If we are found to have violated laws protecting the privacy or security of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable health information, or "protected health information" including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH, together HIPAA). HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as "covered entities." Certain HIPAA provisions also apply to "business associates" of covered entities, or third party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA's privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA's security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. We are a business associate and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business.

Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA. Non-U.S. privacy protection requirements such as the European Union's Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar or more severe penalties. These laws could create liability for us or increase our

cost of doing business, and any failure to comply could result in harm to our reputation, and potentially fines and penalties.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to

represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and

will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company procures bio samples (primarily cancerous) and medical data for pharma and biotech companies' researchers to facilitate the development and validation of new diagnostics and

treatments. The Company sources samples and data from patients in multiple clinics around the world.

Business Plan

Audubon Bioscience Co. is a private biobank and biospecimen company that provides bio samples, related clinical data, lab tests, and other related services to scientists who work on research and development of new diagnostics and treatments in the field of precision medicine, primarily cancer research, in order to support scientifically and ethically sound biomedical research and contribute to the better health and wellbeing of people throughout the world. The Company is committed to bringing the best user experience to its customers through its services. Our brand promise is highly customized and flexible individual customer service, in addition to the high quality of samples and data, fully legal and ethical compliance in their procurement, and performance within agreed timelines.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Service	Procurement of bio samples and medical data	Pharma and biotech companies' researchers working to develop and validate new diagnostics and treatments

The Company delivers its services to pharma and biotech companies directly, through other biobanks, and through internet platforms.

Competition

The Company's primary competitors are Discovery Life Sciences, Trans-Hit Biomarkers, Cureline, Proteogenex, Fidelis Research.

We operate in a highly competitive and rapidly changing global marketplace. We compete with a variety of organizations that offer services similar to those we offer. But the field is rather new, with a very fast-growing demand and thus very fragmented. There are many vendors and just a few of them are large and established. We believe that the principal competitive factors in our field include: number and capacities of clinical sites, their global scale; client support approach; ability to customize operating procedures according to the client protocols; free replacement policy guarantees in case of rejections; skills and technical expertise of people; reputation and client references; contractual terms, including competitive pricing and terms of payments; ability to deliver results reliably and on a timely basis; quality of services and solutions; availability of appropriate resources.

Customer Base

Our revenues are derived from pharma and biotech companies, medium-sized life science companies, small-sized start-ups, academia and government research institutions, as well as other private biobanks and biospecimen contract research organization.

Governmental/Regulatory Approval and Compliance

Our company is subject to and affected by laws and regulations of U.S. federal government authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). Our business is not subject to the Food and Drug Administration's direct regulations. Among the main regulatory documents that regulate our work are the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and its implementing regulations (45 C.F.R. et. seq.), US The Belmont Report: Ethical Principles and Guidelines for the Protection of Human Subjects of Research, 18 April 1979, US FDA Title 45 Code of Federal Regulations Part 46, US FDA "Common Rule" of 1981, US FDA Title 21 CFR Parts 11, 50 and 56, World Medical Association's Declarations of Helsinki and of Taipei, the Convention on Human Rights and Biomedicine of the Council of Europe (the Bioethics Convention), the Council for International Organizations of Medical Sciences (CIOMS) Guidelines, the Council of Europe Recommendation on research on biological materials of human origin, and the UN Guiding Principles on Business and Human Rights. We also follow ISBER (International Society for Biological and Environmental Repositories) Best Practices: Recommendation for Repositories, 4th Edition 2018.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7707 Fannin St. Ste. 200. V.112, Houston, TX 77054. The Company also has an additional office in Louisiana, where some of the Company's operational staff works.

The Company is headquartered in Texas, with an additional office in Louisiana. The Company also has clinical sites in Europe, Africa, and Asia.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$12,500
Equipment Purchases	20.00%	$10,000	7.50%	$18,750
Future Wages	40.00%	$20,000	70.00%	$175,000
General Working Capital	35.00%	$17,500	17.50%	$43,750
Total	**100.00%**	**$50,000**	**100.00%**	**$250,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Name	Audubon Bio Positions	Employment Responsibilities	Education Background
Maurice Cabirac	Director, President	June 2016 - Present Responsible for: Member of the Board, Strategic advising	BA Psychology – Southeastern Louisiana University 1976
Idola Marie Cabirac	Financial Director, Secretary, Treasurer	June 2016 - Present Responsible for: Member of the Board, Secretarial functions, finances	BA in Marketing – Southeastern Louisiana University 1977

| Alla Semikova | Director | June 2016 - Present

Responsible for: Member of the Board | Voronezh Medical Academy, Dental Faculty (Voronezh, Russia), 2013 |
|---|---|---|---|
| Rostyslav Semikov | Director, CEO | June 2016 - Present

Responsible for: Member of the Board, Operations | Zaporozhye State Medical University (Zaporozhye, Ukraine) – Medical Doctor, with honors, 2005 |

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Louisiana law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 full-time employees in Louisiana and Texas, as 20 contractors in the U.S., Europe, Asia, and Africa.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000,000
Amount outstanding	8,085,000
Voting Rights	General rights under applicable law
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Credit Card
Name of creditor	JP Morgan Chase Bank
Amount Outstanding	$12,470.18, as of January 2021
Interest Rate	13.24%
Payment Schedule	$4,156.73 for the next three months
Other Material Terms	Balance is paid in full at the end of each month

Type of debt	Accounts Payable
Name of creditor	Vendors related to business operations
Amount Outstanding	$187,660, as of December 31, 2020
Interest Rate	0%
Payment Schedule	Payments are made monthly on the total outstanding balance
Other Material Terms	Accounts payable are for professional services related towards running the business (i.e. legal, etc.)

Ownership

A majority of the Company is owned by Dr. Rostyslav Semikov.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Rostyslav Semikov	85.16%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief, the Company has provided financial information certified by its principal executive officer instead of financial statements reviewed by a public accountant that is independent of the issuer.

2019 Tax Return Information for Audubon Bioscience Co.:

Total Income	Taxable Income	Total Tax
$522,728	-$31,253	$1,636

Operations

The Company generated ~$4.19 million in revenue in 2020, a 131% year-over-year increase. In the 2019 fiscal year, the company grew revenues 173% year-over-year. Additionally, most of the cashflow earned is dedicated to operations to date.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our product roadmap. The Offering proceeds will have a beneficial effect on our liquidity, as of December 31, 2020, we had $62,953.13 in cash on hand.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 13, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an

extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Valuation Cap

For the first $150,000.00 of Securities sold in the Offering, the Valuation Cap is equal to $7,500,000.00 ($7.5 million). For Securities sold in the offering between $150,000.00 and $250,000.00, the Valuation Cap is equal to $8,000,000.00 ($8 million).

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction..

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are

outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

In addition, you may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Intellectual Property (Trademarks)

Related Person/Entity	Audubon Health Group LLC
Relationship to the Company	Under common control by Rostyslav Semikov, our majority shareholder and CEO.
Total amount of money involved	$1,200 annual payment for two trademark license agreement ($600 annual payment for each agreement)
Benefits or compensation received by related person	$1,200 annual payment for two trademark license agreement ($600 annual payment for each agreement)
Benefits or compensation received by Company	The Company has a limited, non-exclusive license, with no right to sublicense it to the third party without express written consent of the Licensor, to use the two trademarks "FIGHTING CANCER TOGETHER" and "Audubon" in connection with its activity and for related promotional and advertising materials.
Description of the transaction	Trademark licensing

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Audubon Health Group LLC
Relationship to the Company	Under common control by Rostyslav Semikov, our majority shareholder and CEO.
Total amount of money involved	$1,200 annual payment for two trademark license agreement ($600 annual payment for each agreement)
Benefits or compensation received by related person	$1,200 annual payment for two trademark license agreement ($600 annual payment for each agreement)
Benefits or compensation received by Company	The Company has a limited, non-exclusive license, with no right to sublicense it to the third party without express written consent of the Licensor, to use the two trademarks "FIGHTING CANCER TOGETHER" and "Audubon" in connection with its activity and for related promotional and advertising materials.
Description of the transaction	Trademark licensing

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Rostyslav Semikov
(Signature)

Rostyslav Semikov
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Maurice Cabirac
(Signature)

Maurice Cabirac
(Name)

President / Director
(Title)

8/6/21
(Date)

/s/Rostyslav Semikov
(Signature)

Rostyslav Semikov
(Name)

CEO and Director
(Title)

8/6/21
(Date)

/s/ Idola Marie Cabirac
_____
(Signature)

Idola Marie Cabirac
_____
(Name)

Director, Secretary and Treasurer
_____
(Title)

8/6/21
_____
(Date)

/s/ Alla Semikova
_____
(Signature)

Alla Semikova
_____
(Name)

Director
_____
(Title)

8/6/21
_____
(Date)

I, Maurice Cabirac, being the founder of AUDUBON BIOSCIENCE CO., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheets as of December 31, 2020 and 2019 the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2020 and 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included herein reflects accurately the information reported on the tax return of the Company filed for the year ended December 31, 2019.

/s/Maurice Cabirac
(Signature)

Maurice Cabirac
(Name)

President / Director
(Title)

8/6/21
(Date)

EXHIBITS

Exhibit A Financial Information
Exhibit B Company Summary
Exhibit C Subscription Agreement
Exhibit D Crowd Note
Exhibit E Pitch Deck
Exhibit F Video Transcript
Exhibit G Webinar Transcript

EXHIBIT A

Financial Statements

AUDUBON BIOSCIENCE CO.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Nature of Operations

Audubon Bioscience Co was incorporated in Louisiana on June 1, 2016. The Company provides biosamples, their clinical data, lab tests, and other related services to scientists who work on research and development of new diagnostics and treatments in the field of precision medicine, primarily cancer research. The Company has not raised any outside investment capital to date.

Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development and expansion of its business including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, product development of its eCommerce platform, expansion into new geographies, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue Recognition

The Company recognizes revenue when services are rendered and performance obligations under the terms of contracts with customers are satisfied. Cost for customers are calculated on the type and number of samples provided and vary on cancer and other disease sub-types, depending on how rare they are and difficult to find. For the year ending December 31, 2020, the Company recognized ~$4.19 million in revenue.

Marketing

The Company expenses advertising and marketing costs as they are incurred.

Accounts Payable

The Company receives professional services from attorneys, accountants, and other parties that help the business operate. The Company makes payments on these outstanding balances monthly and the balance carries a 0% interest rate.

Income Taxes

The Company is taxed as a Louisiana C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Stockholders' Equity

As of December 31, 2020, the Company authorized 10,000,000 shares of common stock, at a par value of $0.0001. As of December 31, 2020, the Company has 8,085,000 shares of common stock issued and outstanding.

Subsequent Events

Anticipated Crowdfunded Offering

The Company anticipates offering (the "Crowdfunded Offering") Crowd Notes for up to $250,000 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made via MicroVentures, a FINRA-approved Regulation CF funding portal (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering.

COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Audubon Bioscience Co

PROFIT AND LOSS
January - December 2020

	TOTAL
Income	
Sales	4,192,777.81
Total Income	**$4,192,777.81**
Cost of Services Provided	
Cost of Services	2,807,255.40
Total Cost of Services Provided	**$2,807,255.40**
GROSS PROFIT	**$1,385,522.41**
Expenses	
Bank Service Charges	16,199.01
Commissions	7,895.00
Conferences and Summits	7,854.41
Depreciation Expense	2,498.19
Dues and Subscriptions	3,583.81
Insurance Expense	0.00
Dental Insurance	286.91
Health Insurance	10,236.03
Liability Insurance	4,503.00
Workers Compensation	1,216.00
Total Insurance Expense	**16,241.94**
Interest Expense	3,170.69
Licenses and Fees	14,544.29
Marketing	
Advertising and Promotion	36,137.09
Digital Marketing	46,568.00
Total Marketing	**82,705.09**
Meals and Entertainment	1,067.77
Office Expense	8,069.73
Payroll Expenses	268.37
Payroll Taxes	5,919.97
Salaries	41,655.38
Taxes	13,965.19
Wages	175,250.00
Total Payroll Expenses	**237,058.91**
Postage and Delivery	8,962.47
Professional Fees	
Accounting	2,800.00
Consulting Services - Foreign	718,506.08
Consulting Services - U.S.	71,469.00
Legal	40,317.42
Total Professional Fees	**833,092.50**

Audubon Bioscience Co

PROFIT AND LOSS
January - December 2020

	TOTAL
Rent Expense	14,510.29
Telephone Expense	2,211.55
Travel Expense	19,383.27
Total Expenses	**$1,279,048.92**
NET OPERATING INCOME	**$106,473.49**
Other Income	
Interest Income	3.66
Total Other Income	**$3.66**
NET OTHER INCOME	**$3.66**
NET INCOME	**$106,477.15**

Audubon Bioscience Co

BALANCE SHEET
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Bank-Checking	172,769.54
Chase-Savings Account	2,138.59
Total Bank Accounts	**$174,908.13**
Accounts Receivable	
Accounts Receivable - Trade	567,676.04
Total Accounts Receivable	**$567,676.04**
Other Current Assets	
Accounts Receivable - Other	0.00
Deposits	2,300.00
Due From Shareholders	
Rostyslav Semikov	0.00
Total Due From Shareholders	**0.00**
Employee Cash Advances	10,000.00
Prepaid Taxes	
Federal	1,636.00
Total Prepaid Taxes	**1,636.00**
Repayment	
Cash Advance Repayment	-10,000.00
Total Repayment	**-10,000.00**
Undeposited Funds	0.00
Total Other Current Assets	**$3,936.00**
Total Current Assets	**$746,520.17**
Fixed Assets	
Accumulated Depreciation	-10,282.14
Computer Software	1,372.91
Furniture and Equipment	20,806.23
Total Fixed Assets	**$11,897.00**
TOTAL ASSETS	**$758,417.17**

Audubon Bioscience Co

BALANCE SHEET
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	187,660.40
Accounts Payable - Other	0.00
Total Accounts Payable	**$187,660.40**
Other Current Liabilities	
Direct Deposit Liabilities	0.00
Direct Deposit Payable	0.00
Loan Payable	
Loan Payable	0.00
Total Due	**0.00**
Income Taxes Payable	0.00
Out of Country Payable	0.00
Out of State Tax Exempt Payable	0.00
Payroll Liabilities	23.37
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	78.81
Federall Withholding Taxes	0.00
FICA Taxes	0.00
LA Income Tax	117.75
LA Unemployment Tax	0.00
Medicare Taxes	0.00
State Withholding Taxes	64.08
TX Unemployment Tax	-6.48
Unemployment Taxes	171.61
Total Payroll Liabilities	**449.14**
Total Other Current Liabilities	**$449.14**
Total Current Liabilities	**$188,109.54**
Total Liabilities	**$188,109.54**
Equity	
Capital Stock	102,800.00
Retained Earnings	361,030.48
Net Income	106,477.15
Total Equity	**$570,307.63**
TOTAL LIABILITIES AND EQUITY	**$758,417.17**

Audubon Bioscience Co

STATEMENT OF CASH FLOWS

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	106,477.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable - Trade	-168,111.82
Deposits	-2,000.00
Employee Cash Advances	-10,000.00
Repayment:Cash Advance Repayment	10,000.00
Accounts Payable	178,148.13
Accounts Payable - Other	0.00
Direct Deposit Liabilities	0.00
Direct Deposit Payable	0.00
Loan Payable	-46,000.00
Out of Country Payable	0.00
Out of State Tax Exempt Payable	0.00
Payroll Liabilities	23.37
Payroll Liabilities:CA PIT / SDI	0.00
Payroll Liabilities:CA SUI / ETT	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	78.81
Payroll Liabilities:Federall Withholding Taxes	0.00
Payroll Liabilities:FICA Taxes	0.00
Payroll Liabilities:LA Unemployment Tax Payroll	0.00
Liabilities:LA Withholding Income Tax Payroll	117.75
Liabilities:Medicare Taxes	0.00
Payroll Liabilities:State Withholding Taxes	60.25
Payroll Liabilities:TX Unemployment Tax Payroll	-6.48
Liabilities:Unemployment Taxes	126.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-37,563.84**
Net cash provided by operating activities	**$68,913.31**
INVESTING ACTIVITIES	
Accumulated Depreciation	2,498.19
Furniture and Equipment	-14,395.19
Net cash provided by investing activities	**$ -11,897.00**
FINANCING ACTIVITIES	
Capital Stock	102,000.00
Net cash provided by financing activities	**$102,000.00**
NET CASH INCREASE FOR PERIOD	**$159,016.31**
Cash at beginning of period	15,891.82
CASH AT END OF PERIOD	**$174,908.13**

Audubon Bioscience Co

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales	1,812,985.33
Total Income	**$1,812,985.33**
Cost of Services Provided	
Cost of Services	1,076,886.77
Total Cost of Services Provided	**$1,076,886.77**
GROSS PROFIT	**$736,098.56**
Expenses	
Bank Service Charges	10,706.32
Commissions	4,838.00
Conferences and Summits	10,358.46
Depreciation Expense	6,024.14
Dues and Subscriptions	1,104.98
Foreign Exchange	142.90
Insurance Expense	2,517.00
Interest Expense	3,850.99
Licenses and Fees	2,717.82
Marketing	
Advertising and Promotion	1,547.96
Total Marketing	**1,547.96**
Meals and Entertainment	3,791.34
Office Expense	2,706.96
Payroll Expenses	
Payroll Taxes	2,981.65
Salaries	29,800.00
Total Payroll Expenses	**32,781.65**
Postage and Delivery	408.40
Professional Fees	98.57
Accounting	800.00
Consulting Services - Foreign	407,639.39
Legal	5,000.00
Other	19,350.00
Total Professional Fees	**432,887.96**
Rent Expense	1,285.00
Taxes	
Other	8.00
Total Taxes	**8.00**
Telephone Expense	119.03
Travel Expense	42,796.73
Total Expenses	**$560,593.64**
NET OPERATING INCOME	**$175,504.92**
Other Income	
Interest Income	0.22
Total Other Income	**$0.22**
NET OTHER INCOME	**$0.22**
NET INCOME	**$175,505.14**

Audubon Bioscience Co

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Bank-Checking	14,691.58
Chase-Savings Account	1,200.24
Total Bank Accounts	**$15,891.82**
Accounts Receivable	
Accounts Receivable - Trade	399,564.22
Total Accounts Receivable	**$399,564.22**
Other Current Assets	
Accounts Receivable - Other	0.00
Deposits	300.00
Due From Shareholders	
Rostyslav Semikov	0.00
Total Due From Shareholders	**0.00**
Prepaid Taxes	
Federal	1,636.00
Total Prepaid Taxes	**1,636.00**
Undeposited Funds	0.00
Total Other Current Assets	**$1,936.00**
Total Current Assets	**$417,392.04**
Fixed Assets	
Accumulated Depreciation	-7,783.95
Computer Software	1,372.91
Furniture and Equipment	6,411.04
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$417,392.04**

Audubon Bioscience Co

BALANCE SHEET
As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	9,512.27
Total Accounts Payable	**$9,512.27**
Other Current Liabilities	
Direct Deposit Liabilities	0.00
Loan Payable	
Loan Payable	46,000.00
Total Due	**46,000.00**
Income Taxes Payable	0.00
Payroll Liabilities	
Federall Withholding Taxes	0.00
FICA Taxes	0.00
Medicare Taxes	0.00
State Withholding Taxes	3.83
Unemployment Taxes	45.46
Total Payroll Liabilities	**49.29**
Total Other Current Liabilities	**$46,049.29**
Total Current Liabilities	**$55,561.56**
Total Liabilities	**$55,561.56**
Equity	
Capital Stock	800.00
Retained Earnings	185,525.34
Net Income	175,505.14
Total Equity	**$361,830.48**
TOTAL LIABILITIES AND EQUITY	**$417,392.04**

Audubon Bioscience Co

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	175,505.14
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable - Trade	-214,515.79
Accounts Receivable - Other	2,281.53
Deposits	-300.00
Accounts Payable	6,050.93
Direct Deposit Liabilities	0.00
Loan Payable	45,857.76
Payroll Liabilities:Federall Withholding Taxes	-782.00
Payroll Liabilities:FICA Taxes	-334.80
Payroll Liabilities:Medicare Taxes	-78.30
Payroll Liabilities:State Withholding Taxes	-212.00
Payroll Liabilities:Unemployment Taxes	45.46
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-161,987.21**
Net cash provided by operating activities	**$13,517.93**
INVESTING ACTIVITIES	
Accumulated Depreciation	6,024.14
Computer Software	-900.00
Furniture and Equipment	-5,124.14
Net cash provided by investing activities	**$0.00**
NET CASH INCREASE FOR PERIOD	**$13,517.93**
Cash at beginning of period	2,373.89
CASH AT END OF PERIOD	**$15,891.82**

Statement of Changes of Shareholder Equity

| | Common Stock | | Preferred Stock | | | | | |
	Issued	Total Par value	Issued	Total Par value	Additional Paid in Capital*	Retained Earnings	Total Stockholder's Equity
Balance at 12/31/2018	8,000,000	$ 800.00	0	$ -	$ -	$ 185,523	$ 186,323
Issuance of Stock (2018)	0.00	$ -	0.00	$ -	$ -	$	$ -
Net Income						$	182,729
Balance at 12/31/2019	8,000,000	$ 800.00	0.00	$ -	$ -	$ 185,523	$ 369,052
Issuance of Stock (2019)	65,000	$ 6.50	0.00	$ -	$ -	$	6.50
Net Income							$106,477
Balance at 12/31/2020	8,065,000	$ 806.50	0.00	$ -	$ -	$ 368,252	$ 475,536

EXHIBIT B

Company Summary



MicroVentures



Company: Audubon Bioscience Co.

Market: Biotechnology

Product: Commercial biotechnology company offering biospecimen procurement services and clinical information

Company Highlights

- Generated ~$4.19 million in revenue in 2020, a 131% year-over-year increase
- 40+ customers across the public and private sector
- Clinical sites in 12 countries around the globe
- Notable customers include the U.S. National Cancer Institute and the U.S. Centers for Disease Control and Prevention (CDC)

EXECUTIVE SNAPSHOT

Founded in 2016, Audubon Bioscience Co. (Audubon Bioscience or the company) is a biotechnology company offering biospecimen procurement services to pharma and biotech companies and government healthcare agencies. Customers utilize Audubon Bioscience's services to gain access to human tissues and clinical history and data to further their research or other initiatives in a cost-effective manner. The company has a global clinical presence and is focused on helping customers further their research and development efforts for their diagnostic and treatment offerings. The company was founded by a former Oxford graduate and has grown quickly in the last few years. Notable highlights include:

- Generated nearly $6.8 million in revenue since 2017, with about 61% coming in 2020
- Earned ~$106,000 in net operating income in 2020
- Plans to grow its clinical presence in the European Union, Middle East, and South Asia in 2021
- Intends to launch an eCommerce platform in 2022 to expand its customer base

PERKS

Investors who purchase the first 150,000 Crowd Notes, and thereby fund the first $150,000, will receive Crowd Notes with a conversion provision based on a $7.5 million valuation cap instead of an $8 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share paid for preferred shares by investors in the Qualified Equity Financing or (B) the price per share based on a $7.5 million valuation cap (instead of $8 million).



Opportunity

The global biobanking industry was estimated to be a $65 billion industry in 2020 and is expected to grow steadily over the next several years.[i] Biobanks are effectively a type of biorepository that collects and stores biological samples for research and clinical settings. These organizations are crucial for research purposes. They can provide the human biological sample and associate data infrastructure for individuals and groups seeking out biospecimen types for their clinical research. Traditionally, biobanks are in clinical and academic settings; however, studies have pointed to the increasing need for biobanks to operationalize across different locations to better serve customers in a consistent, sustainable fashion.[ii]

Texas and Louisiana-based Audubon Bioscience provides biospecimen solutions across its global network of clinics. The company offers each customer a customized set of services given their specified protocols to help them accelerate their research and development initiatives. In aggregate, the company has over 100 clinical sites in 12 countries globally and has worked with customers in pharma, biotech, and other healthcare agencies.



Product

Audubon Bioscience offers biospecimen solutions to a wide variety of customers looking to accelerate their research and development processes. Biobanks are critical infrastructure for research and clinical care, with commercial biobanks serving four main functions:

- Collect biospecimens and associated data
- Process the biospecimens and associated data
- Store the biospecimens and associated data
- Distribute the biospecimens and associated data

For example, in cancer research and development, the company would play an important role in helping organizations research and develop potential diagnostics.





Biorepository specimens go to an Audubon biobank
Customer requests certain biospecimens for scientific analysis
Customer leverages biospecimen research into a potential treatment, diagnostic test, etc.

Audubon Bioscience has access to a global biospecimen sourcing network of clinics, facilitating customized procurement and analysis processes for specific customers. This wide variety of biospecimens in different formats allows customers select from a range of options, including:









Tissues

- Formalin-fixed, paraffin-embedded
- Flash frozen in liquid nitrogen
- Fresh (in media)
- Processed by certain SOP

Biofluids

- Saliva
- Sputum
- Synovial fluid
- Cerebrospinal fluid
- Urine, feces

Blood

- Whole blood (fresh or processed)
- Serum
- Various tubes and SOPs can be used
- Plasma

Cells

- Gynecological swabs
- Cheek swabs
- Nasopharyngeal swabs

Due to the rich repository of data Audubon Bioscience handles through its affiliated companies, it has extensive de-identified patient clinical records. This data includes:

- Pathology reports
- Demographic data
- Treatment data
- Follow-up longitudinal data
- Custom biomarker testing and data
- Radiological and other imaging data

Use of Proceeds


Use of Proceeds: Minimum Raised ($50,000)
$2,500
$10,000
$20,000
$17,500
Intermediary Fees
Equipment Purchases
Future Wages
General Working Capital


Use of Proceeds: Maximum Raised ($250,000)
$12,500
$18,750
$175,000
$43,750
Intermediary Fees
Equipment Purchases
Future Wages
General Working Capital

Intermediary Fees	Equipment Purchases	Future Wages	General Working Capital
The company has earmarked a portion of funds from this raise towards intermediary fees from the campaign.	Audubon Bioscience intends to put a portion of this raise towards equipment purchases to help it expand its biospecimen procurement capabilities. Equipment can include the necessary delivery and shipping logistical items, collection vials, and more.	A percentage of this raise is planned to be allocated towards future wages for the team and any potential new hires. These potential new hires would help with any operational burden around Audubon's planned geographic expansion in 2021.	The company plans to use capital towards general working needs of the business as they arise.

Product Roadmap

Audubon Bioscience is focused on developing an eCommerce platform in 2021. The product offering will enable customers to order specific biosamples online, directly from the company's website. The company intends to start work on this new product in the second half of 2021. By offering a digital option to order biospecimen samples and services, the company hopes to expand its customer base. The company hopes to launch this product in 2022.

Business Model

Audubon Bioscience provides cancer biospecimen solutions (biosamples, medical data, and related tissue services) for biomedical research purposes on a fee-for-service basis to pharma, biotech, and diagnostic companies, academia and government institutions, and other biobanks. Fees are calculated on the type and number of samples provided and vary on cancer and other disease sub-types, depending on how rare they are



and thus difficult to find. Generally, customers use the company's services frequently, with some placing orders monthly.


USER TRACTION


Geographic Exposure

Audubon Bioscience has a global network presence of clinical sites. These partner clinic sites are with clinical and medical research organizations, academic institutions, and other healthcare organizations. These clinics help the company with the collection, analysis, and storage of related patient sample activities. To date, the company has a presence in 12 countries:

- Armenia
- Bulgaria
- Georgia
- Ghana
- Hungary
- India

- Moldova
- Nigeria
- Romania
- Turkey
- Ukraine
- United States



Clients

The company has more than 40 customers across the public and private sector. Two notable customers are the U.S. National Cancer Institute and the U.S. Centers for Disease Control and Prevention (CDC).





Since 2017, revenue has grown every year due to expanded clinical sites, enabling Audubon Bioscience to access more biosamples and provide better service to clients. Additionally, revenue has increased due to the company being able to foster long-term relationships with clients, resulting in clients spending consistently for the company's services.

	2020	2019	2018	2017
Revenue Generated	~$4.19 million	~$1.81 million	~$665,000	~$124,550
Gross Margins	33%	40%	43%	31%
Year-over-Year Percent Change	131%	173%	434%	N/A




	2020	2019	2018	2017
Operating Expenses Incurred	~$1.28 million	~$534,000	~$123,700	~$27,842
Year-over-Year Percent Change	140%	332%	344%	N/A

Operating expenses have grown steadily each year, as the company has expanded operations, which has necessitated additional spending in the following categories:

- Professional and legal fees
- Travel
- Advertising and marketing



In 2020, expenses increased (140%) at a comparable rate to revenue (131%), as the company has focused on consistent advertising and marketing expenditures related to new customers obtained.



A breakdown of all expenses that represented at least 5% of total expenses in 2020:



A breakdown of all expenses that represented at least 5% of total expenses in 2019:





A breakdown of all expenses that represented at least 5% of total expenses in 2018:



A breakdown of all expenses that represented at least 5% of total expenses in 2017:





	2020	2019	2018	2017
Net Operating Income	$106,473	$175,504	$164,765	$10,436
Year-over-Year Percent Change	-44%	11%	1,479%	N/A

Additionally, Audubon Bioscience has ~$52,000 in cash on hand as of January 2021 and was profitable in 2020.




Biotechnology (Biotech)

According to Global Markets Insights, the biotechnology (biotech) industry surpassed $417 billion in 2018 and is anticipated to achieve an 8.3% compound annual growth rate (CAGR) over the forecast period 2019 to 2025, reaching $729 billion by 2025.[iii] Growth drivers for the industry include an increasing number of chronic diseases, the presence of favorable government initiatives in developed countries, innovative technologies, and rising demand for agriculture-based products.[iv]

Biobanking

Grandview Research estimated that the global biobanking market totaled $65 billion in 2020 and is projected to grow at an 6.2% CAGR from 2021 to 2028. A biobank is a repository that collects, stores, and distributes human samples. The field of biobanking has benefited from the integration of technology, data analytics, and automation. This adoption is expected to help the market grow as well as the proliferation of disease-oriented biobanks, population-based biobanks, tissue banks, and blood banks. Finally, investments in the industry for drug development and the increasing prevalence of diseases like cancer are expected to increase biobanks' prevalence.[v]

Notably, the virtual biobanking market segment is projected to grow particularly rapidly. Virtual biobanking lowers time constraints and allows researchers to perform research more efficiently. Virtual biobanking has also helped commercial biobanks generate higher revenue. Due to these inherent advantages, numerous software companies are in product development to increase the adoption of a virtual bio banking system.[vi]

Cancer Immunotherapy

According to a recent research report by Reports and Data, the global cancer immunotherapy market is forecasted to grow from ~$78 billion in 2019 to ~153 billion in 2027, representing a CAGR of 13.9%. Primary market drivers include the increasing prevalence of cancer globally and growing adoption and acceptance of new, advanced treatment options outside of conventional chemotherapy and radiation treatment options.[vii] In the U.S. alone, The American Cancer Society estimated that over 1.8 million Americans would be diagnosed with cancer in 2020, equating to roughly 4,950 new cases every day.[viii] Along with lifestyle habits and genetic predisposition, cancer diagnoses are expected to increase due to an aging population, as 80% of all cancers in the U.S. are diagnosed in people 55 years or older. The U.S. Census Bureau projects that the U.S. population age 65 years or older will nearly double from 2016 to 2060. Due to aging baby boomers, nearly one in four Americans will be 65 years or older by 2060, up from 2016's 15% figure.[ix]

The cancer immunotherapy market is segmented across a wide range of technology, including cell therapies, adoptive cell transfer, immune system modulators, monoclonal antibodies, vaccines, and other technologies. The global cancer immunotherapy market is expected to grow at a CAGR of 10.6% from 2019 to 2026, reaching $115 billion by 2026. The monoclonal technology segment creates laboratory-produced antibodies that mimic the immune system response to a foreign pathogen. This segment represents about 27% of the total market. The lung cancer segment accounted for approximately 34% of the market among application type.[x]



Venture Financings

Highlights from venture capital financings in biotechnology companies from 2010 to 2020 are as follows:[xi]

- Capital invested reached a 10-year high in 2020 with $42.87 billion invested during the year, a 75% increase from 2019.
- Median pre-money valuation of $24 million in 2020 marked a 10-year high and a 59% increase over 2019.
- Median deal size reached $4.89 million in 2020, a 10-year high and 72% increase over 2019



COMPETITORS



Discovery Life Sciences: Alabama-based Discovery Life Sciences offers "science at your service products." The company's biospecimen analysis and procurement solutions are focused on advancing drug and biomarker discoveries. Discovery engages with clients across various cases, including cancer, infectious diseases, and other therapeutic areas like hematology, cardiology, and more. Clients can order online and get immediate overnight delivery for their biospecimens.[xii] Interested customers can visit the company's website to place an order; public pricing is not available.[xiii] In November 2020, Discovery acquired Europe-based East West Biopharma for an undisclosed sum. Strategically, Discovery sought to expand its capabilities of clinical collection sites across Europe.[xiv]



Trans-Hit Biomarkers (THB): Founded in 2009, Trans-hit Biomarkers offers biospecimen procurement services for partner companies. The company primarily works with biomedical researchers seeking biospecimens matching their requirements and specimen contributors looking to provide their biospecimens for research purposes. Researchers can target specific samples through THB and then request those samples through the company's website. Biomedical researchers that have used THB's services include Randox, Clinical Genomics, Oxford Biodynamics, and 3D Signatures.[xv] In December 2020, Brooks Automation (Nasdaq: BRKS) announced it had acquired THB to expand its life sciences business.[xvi]




Cureline: Cureline is a California-based company offering translational research services, primarily around human specimen biobanking and laboratory analysis. Specifically, customers can get frozen tissues services, human biospecimen acquisition, fresh human tissues and blood, and protein lysate. The company has been working in biobanking since 2003 and currently has a clinical network of over 100 clinical partners in 18 countries. Cureline has worked with over 600 clients and is a part of international consortia on decoding the human cancer genome and proteome.[xvii]


ProteoGenex: Founded in 2003, Los Angeles-based ProteoGenex provides biological specimens in clinical information from its biorepository. The company's biorepository offers an extensive inventory of biospecimens and custom designed human tissue-based research services. ProteoGenex reports that the tissue-based research service arm is the company's largest and fastest-growing business segment. To date, the company reports having over 200,000 individual buyer materials covering disease targets in the fields of oncology, dermatology, neurology, infectious diseases, autoimmune and metabolic disorders and much more.[xviii]


Fidelis Research: Fidelis research is a Bulgarian company aiming to provide integrated biobanking services to organizations seeking out development assistance for preclinical to market authorization. Primarily, the company works on different human tissue procurement projects and clinical trials. The company conducts trials and recruits patients across a network of sites in Bulgaria, Croatia, Romania, Serbia, and Turkey.[xix]

EXECUTIVE TEAM


Dr. Rostyslav Semikov, CEO: Rostyslav Semikov founded Audubon Bioscience in 2016, after starting a postdoctoral fellowship at Louisiana State University Health Science Center. Before that, he worked in Ukraine as the Head of Development at East West Biopharma and as a business development manager at KM Techno. Semikov has also practiced medicine as a general practitioner before going into business and biomedical research. He earned his Masters of Science in Global Health Science from the University of Oxford in the United Kingdom and his M.D. from Zaporozhye State Medical University in Ukraine.


Maurice Cabirac, President: Maurice Cabirac joined the company in 2016 and focuses on business development consulting, company coordination, and special projects. Before Audubon Bioscience, he spent over two decades at ARC Mechanical Contractors in various project management and estimating manager roles. He also spent 15 years at Mechanical Construction Company in New Orleans. Cabirac graduated with his BA in Psychology from Southeastern Louisiana University.





Marie Cabirac, Finance: Marie Cabirac started at the company in 2016 and focuses on the financial efforts at the firm. Before joining the company, she spent her career at McDonough Marine Service, where she focused on bookkeeping, IT, special projects, and office management. She attended Southeastern Louisiana University, where she earned her BA in Marketing.

PAST FINANCING

To date, Audubon Bioscience has not raised outside equity capital from angel or institutional investors.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $250,000
Discount Rate: 20%
Valuation Cap: $7.5 million or $8 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $7.5 million or $8 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

European Pharmaceutical Manufacturer: Medicines Discovery Network Expands Biosamples Supply to Create One of the Largest Virtual Biobanks

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.



Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.grandviewresearch.com/industry-analysis/biobanks-industry
[ii] https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6389761/
[iii] https://www.gminsights.com/industry-analysis/biotechnology-market



[iv] https://www.gminsights.com/industry-analysis/biotechnology-market

[v] https://www.grandviewresearch.com/industry-analysis/biobanks-industry

[vi] https://www.grandviewresearch.com/industry-analysis/biobanks-industry

[vii] https://www.reportsanddata.com/report-detail/cancer-immunotherapy-market

[viii] https://cancerstatisticscenter.cancer.org/#!/

[ix] https://www.census.gov/content/dam/Census/library/publications/2020/demo/p25-1144.pdf

[x] https://www.acumenresearchandconsulting.com/cancer-immunotherapy-market

[xi] Pitchbook Data, Inc.; Downloaded on January 27, 2021

[xii] https://www.dls.com/diagnostics/

[xiii] https://www.dls.com/contact-us/order-now/

[xiv] https://www.prnewswire.com/news-releases/discovery-life-sciences-becomes-the-global-market-leader-in-biospecimens-with-the-acquisition-of-europe-based-east-west-biopharma-301168289.html

[xv] https://trans-hit.com/en/researchers

[xvi] https://www.prnewswire.com/news-releases/brooks-announces-the-acquisition-of-trans-hit-biomarkers-301186140.html

[xvii] https://www.cureline.com/

[xviii] https://www.proteogenex.com/about-us/company-overview/

[xix] https://fidelis-research.com/en/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Audubon Bioscience Co
1441 Canal Street
New Orleans, LA 70112

Ladies and Gentlemen:

The undersigned understands that Audubon Bioscience Co., a Corporation organized under the laws of Louisiana (the "Company"), is offering up to $250,000 of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C/A dated August 6, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on September 13, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Louisiana, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**

i.   The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to

perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The

undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

 v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

 vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

 vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.** The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

 i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the

provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

    iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1441 Canal Street New Orleans, LA 70112 Attention: Rostyslav Semikov
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Audubon Bioscience Co
By_____ Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Audubon Bioscience Co.

CROWD NOTE

FOR VALUE RECEIVED, Audubon Bioscience Co. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $7.5 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is September 13, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of

amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

    a.   **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

    b.   **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

    c.   **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

    d.   **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

    e.   **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

    f.   **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

    g.   **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

    a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

    b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

    c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

    d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

    e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

    f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

    g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

    a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

    b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Louisiana as applied to other instruments made by Louisiana residents to be performed entirely within the state of Louisiana, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the

Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Audubon Bioscience Co.

CROWD NOTE

FOR VALUE RECEIVED, Audubon Bioscience Co. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $8 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is September 13, 2021.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the

liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of

amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit,

4

proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Louisiana as applied to other instruments made by Louisiana residents to be performed entirely within the state of Louisiana, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the

Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck

Audubon Bioscience Co.



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



Annual Special Issue
TIME
10 IDEAS CHANGING THE WORLD RIGHT NOW
The global economy is being remade before our eyes. Here's what's on the horizon
WHY YOUR JOB IS YOUR MOST VALUABLE ASSET
REPURPOSING THE SUBURBS
SURVIVAL-STORE SHOPPING
BIOBANKS: SAVING YOUR PARTS
NEED LAND? RENT A COUNTRY
THE NEW CALVINISM
ECOLOGICAL INTELLIGENCE
AMORTALITY: FOREVER YOUNG
AFRICA: OPEN FOR BUSINESS
REINVENTING THE HIGHWAY

Biobanking named to Time Magazine's 2009 "Top 10 Ideas Changing the World"

http://content.time.com/time/specials/packages/article/0,28804,1884779_1884782_1884766,00.html



Audubon BIOSCIENCE

Biobanking (Cancer samples)

▶ Collecting diseased tissue samples, primarily resected tumors after operations, and matching blood and biofluids together medical data.

▶ Cases can be collected and stored in one place.

  

Role of Biobanking in Cancer R&D

Biosamples (biospecimens) are needed for research and development:

1. New diagnostics   2. New treatments   3. Diagnostic controls



https://biobankonline.com/human-biosamples-in-medical-research-development-and-validation/

The Biobank Industry at a Glance

- Global biobank market size was nearly $66 billion in 2020 and is expected to grow at a 6.2% compound annual growth rate from 2021 to 2028

- North America represented the largest portion of the market at 34%

- Virtual biobanks have recently emerged as a growth segment for the industry, as they may provide greater access to biospecimens

https://www.grandviewresearch.com/industry-analysis/biobanks-industry



The Biobanking Industry at a Glance

- The biobanking industry is a highly fragmented market in the U.S.

- A large number of biobanks are instituted within universities or academic institutions

- Many biobanks focus on niche therapeutic areas

https://www.marketopportunities.fi/49c081/siteassets/market-opportunities/files/future_watch_global-biobanks_business-finland_2020.pdf



Audubon Bioscience Co.

- Founded in June 2016, Audubon Bioscience provides biospecimen and clinical services for biotech and pharma companies, as well as government agencies

- Company generated over $4 million in revenue in 2020

- Has clinical sites in 12 countries globally

- Earned 40+ customers globally

- Intends to launch an eCommerce platform in 2021



Audubon Biosciences Financials

	2020	2019	2018	2017
Revenue Generated	~$4.19 million	~$1.81 million	~$665,000	~$124,550
Gross Margins	33%	40%	43%	31%
Year-over-Year Percent Change	131%	173%	434%	N/A



What We Offer

- Our team includes physicians and individuals with research backgrounds
- Wide variety of biospecimens in different formats for customer procurement
- Extensive clinical history & follow-up information among biospecimens
- Global sourcing network of clinics
- Strict adherence to a high ethical standard
- High customization to researcher protocols
- Aim to offer competitive pricing



Biospecimens We Offer

 **Tissues**

- Formalin-fixed, paraffin-embedded
- Flash frozen in liquid nitrogen
- Fresh (in media)
- Processed by certain SOP

 **Blood**

- Whole blood (fresh or processed)
- Serum
- Various Tubes and SOPs can be used
- Plasma

 **Biofluids**

- Sputum
- Synovial fluid
- Cerebrospinal fluid
- Urine, Feces

 **Cells**

- Gynecological swabs
- Buccal (cheek) swabs
- Nasopharyngeal swabs

Audubon
BIOSCIENCE

Clinical Data

Extensive de-identified patient clinical records for customers to leverage in their biospecimen selection



- De-identified data and metadata

- Extensive pathology reports

- Demographic data

- Treatment data

- Follow-up longitudinal data

- Custom biomarker testing and data

- Radiological and other imaging data



Global Network Presence

12 Countries | 4 Continents

- Armenia
- Bulgaria
- Georgia
- Gha
- Hungary
- India

- Moldova
- Nigeria
- Romania
- Turkey
- Ukraine
- United States





Global Shipping & Delivery Logistics Infrastructure to Support Customers



- Ambient

- Cooled (+4*C)

- Dry Ice

- L Nitrogen (LN2)





Thank you for your time!

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>Company Risk (cont'd)</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

[Text Overlay: Audubon Bioscience]

[Text Overlay: Dr. Rostyslav Semikov CEO, Audubon Science]

[Rosty]

After heart disease[1], cancer is the 2nd leading cause of deaths in the US.[23]

Audubon Bioscience is a private biobank that works in the field of cancer research. We help our partners fight cancer more effectively. We do it by providing biospecimen solutions to cancer research scientists enabling them to perform such research.

We started in 2016 in New Orleans. This year we moved our headquarters to Houston, TX where the largest cancer clinics and research centers are. Directly and through a group of affiliated companies we partner with over a hundred clinical sites. We operate in 10 countries around the world. Our team is international and consists of about 70 people, 15 of them are medical doctors.

[Text Overlay: 10 countries, 100+ clinical sites globally, 70 people team]

[Text Overlay: Maurice Cabirac President, Audubon Bioscience]

[Text Overlay: Marie Cabirac Treasurer, Audubon Bioscience]

The biobanking industry is a $38 billion industry. We're expecting it to be in the neighborhood of $58 billion.

We finished our first six months of operations [at] $117,000. In 2019, we finished the year at $1.8 million and we expect to double that for 2020 and triple it by the year 2023.

[Text Overlay: Audubon Annual Revenue: 2018 $0.17 million (Q3, Q4), 2019 $1.8 million, 2020 $3.8 million.]

[Text Overlay: Alexandra Giardina Biorepository Consultant, Audubon Science]

[Alexandra]

Here at Audubon, we select and contract with cancer clinics in various countries. In each clinic we collaborate with a group of experienced staff. The patients who meet research-specific requirements are consented via ethical informed consent and then the tissue or blood samples are procured, and the data is analyzed. Some samples like blood and urine can be processed locally and then shipped off while tissues are transferred immediately to partners' labs such as the CSD Lab in the Ukraine.

What's often difficult for clients outside of academic institutions to obtain biospecimens, we at Audubon want to change that globally and have a partnership that fosters more collaborations between all.

Biospecimen needs are growing fast and it's more feasible to fulfill requests in a processional or boutique style approach. Instead of having the bank samples sitting in the freezer for years and years we can just send out samples directly to researchers and ship them overnight.

[Rosty]

We want to become our world's best private Biobank and Biospecimen Contract Research Organization in the field of cancer research. We want to double the number of people, sites and revenue in 2 years and triple [it] in 3 years.

[Rosty]

As we expand, we need additional funding to support such a growth. For that we need to hire more local staff, contract more clinical sites and purchase more equipment. We would appreciate you becoming our partner to help make it happen.

[Text Overlay: extra funding to: -boost the team, -increase # of partners, -purchase new equipment]

[Text Overlay: Audubon Bioscience Fighting Cancer Together]

Financials and operational countries accurate at the time the video was shot. The company is currently operational in 12 countries and earned $4.19 million in revenue through all of 2020

EXHIBIT G

Webinar Transcript

Brett Andrews:	Hey, everybody. This is Brett Andrews of MicroVentures. Thank you all for joining us today for this webinar. Today we're going to be hearing from Audubon Biosciences, a biotechnology company offering biospecimen procurement services to pharma and biotech companies and government healthcare agencies. We are joined today by their cofounder and CEO, Dr. Rostyslav Semikov, their marketing director, Andriy Shekhovtsov, their general counsel, Ivan Mykhalchuk, and their US country manager, Alexandra Giardina. How are you guys doing today?
Alexandra Giardina:	Great.
Dr. Rostyslav Semikov:	Very good. Thank you.
Andriy Shekhovtsov:	Doing pretty good. Thank you.
Brett Andrews:	Great. Thanks for joining us here and spending some time to introduce folks further to the company. Just so anyone-
Dr. Rostyslav Semikov:	Thanks for inviting us. Thanks for inviting.
Brett Andrews:	Yeah. Just for people listening, so they understand the format and what we're doing here today, the Audubon team is going to run through the pitch deck presentation. Should be about 10 or 15 minutes or so. Hopefully, you can see that opening slide of the pitch deck on your screen. They're going to introduce us a little further to the company and then when they get through with that, they're going to kick it back to me and I'll go through some Q&A, and their team will answer some questions for us. Then stick around towards the end because we'll point you to where you can find some more information, if you're still curious about the opportunity. So with that, guys, I'll let you take it away and introduce everyone to Audubon Biosciences.
Dr. Rostyslav Semikov:	Thank you. So are we good to go?
Brett Andrews:	Yep, you're good to go.
Dr. Rostyslav Semikov:	Brief legal notice for you to acknowledge before we go further. So Biobanking has been named as *Time Magazine's* 2009 as top 10 ideas changing the world. Indeed, it has done so for the last 20 years. Biobanking made incredible input into development of new diagnostics in treatments, particularly in cancer research, and we'll discuss a little bit further how it was done and how it's been doing today.
Dr. Rostyslav Semikov:	Biobanking, it's collection and distribution of various tissue samples primarily resected tumors after their operations when the tumor or organ is removed by a surgeon and matched blood leftover from blood taken for diagnostics or some extra surplus blood being taken during the blood drawing procedures, or some

various other biofluids together with medical beta that accomplishes these. This all has been collected and stored for research purposes.

Dr. Rostyslav Semikov: And then such cases can be stored and distributed from one place or there can be many places virtually connected. Again, there can be very few one or two freezers and there can be millions of samples stored in big biobanks[1]. Further, these samples are taken for research and development of new diagnostics and new treatments. There are also diagnostic controls needed to run their equipment calibration.

Dr. Rostyslav Semikov: So, the laboratory specimens, which are collected from patients and then put into biobanks are further used for scientific analysis, which include genomics, proteomics, metabolomics, diagnostics, basic science and on the output, we receive new diagnostics and new treatments being available to patients who need them.

Dr. Rostyslav Semikov: The biobanking field at a glance compares different estimates around $66 billion this year and is expected to grow at about 6.2% from next year to 2028. Most of the samples are used by their former biotech academia research located in North America. It's about 34% and the number is also growing. Another large area is European Union and then Japan, Singapore

Dr. Rostyslav Semikov: Virtual biobanks have recently emerged as a growth segment for the industry, as they provide greater access combining access to biobanks from various locations. So you can get an entry to wonder and access various biobanks simultaneously.

Dr. Rostyslav Semikov: Biobanking industry is still rather new and as mentioned its history is just couple, 10 years of age. It's a very fragmented market globally and particularly in the U.S. A large number of biobanks instituted within universities and academic institutions. Many biobanks focus on specific niche therapeutic areas. Audubon Bioscience is taken its history from June 2016 when we started in Louisiana, New Orleans area. Now we provide biospecimen in the clinical services and solutions for biotech and pharma companies as well as government agencies and has been growing and expanded significantly since then.

Dr. Rostyslav Semikov: We have currently generated over $4 million in revenue in 2020 and we have currently clinical science that we partner with in 12 countries globally. We have more than 40 customers globally. Most of them are in the U.S. and we intend to launch e-commerce platform next year, virtual biobanking model in addition to our real biobank. This is some of our financials that you can see that reflect our growth. As you see, we're growing quite fast. We hope to continue to do so in the future.

Dr. Rostyslav Semikov: What we offer is biospecimen solutions and we do so through a team that includes physicians and individuals with research background. Wide variety of biospecimens in different formats for customer procurement, which are

customized based on customer researcher's needs. We offer extensive clinical history and a follow-up information among biospecimens. We offer a global sourcing network of clinics that provide wide geographical variety and ethnicity variety of tumors of patients. We offer strict adherence to a high ethical standard. The basement of our operations is to be highly ethical, to meet highly ethical criteria in all what we do. High customization to research protocols, as I mentioned, is to try to meet all clients' criteria as exact and strict as we can.

Dr. Rostyslav Semikov: We aim to offer competitive pricing affordable to all researchers. In a few words, I would say that it's high quality, ethically-sourced biospecimens, affordable to scientists is our goal that we aim to achieve. So, these are various types of biospecimens solutions that we suggest. Tissues, there are three main ways of preserving tumor cells in order to keep DNA and RNA stable, so researchers can use it for their scientific purposes. It's formalin-fixed, paraffin-embedded tissues. It's flash frozen in liquid nitrogen and fresh in media have been shipped overnight to provide fresh tumor cells.

Dr. Rostyslav Semikov: Then it's blood, primarily surplus blood been taken during the standard of care procedures or blood leftover after diagnostic lab procedures. It's either whole blood, which can be shipped fresh or processed into serum or plasma, or collected in various tubes and done various protocols processing. Then we have also capacity to collect various biofluids like sputum, urine, synovial fluid done during various standard of care procedures. Then, we can also extract cells based upon request, whether it's swabs, gynecological, nasopharyngeal swabs, which are very common these days during COVID, buccal swabs, cheek swabs.

Dr. Rostyslav Semikov: There are some other cells processing that we're able to perform that we do based upon scientists' requests that they send to us, which is very important together with biosamples itself, its clinical data, which is accomplished samples. This is de-identified. There are no patient identifiers here. There is no personal information. It's only clinical data that reflects the pathology report, clinical diagnosis, some demographic data, and treatment data. Then testing biomarkers, radiological imaging data. We often have requests for follow-up so we can perform certain period follow-up of their patient and provide outcome of their treatment or patient survival.

Dr. Rostyslav Semikov: So, we have a global network presence. Currently, it's about 12 countries and four continents. You see here we started with the U.S. but succeeded more getting sites in Europe, Asia. Recently, we started in Africa. We continue our global expansion further on. This is showing how we deliver our science. As I mentioned, we have clients in the U.S., EU, and then to hot biotech hubs, which are Japan, Korea, and Singapore. We are able to deliver to all these places in various temperature controls. So it's either ambient or cooled or dry ice or liquid nitrogen. So within 24 to 78 hours we can deliver globally in the way that is requested by the scientist.

Dr. Rostyslav Semikov: Thank you for your time. As we expand our global presence, as we expand our collaborations, as we expand our clients' network and our operational base, we

are looking to raise more working capital and that's where I need your help and we invite you to partner with us.

Brett Andrews: Great, thanks, Rostyslav. Great introduction. I appreciate it. I wanted to jump in the Q&A side of it here. I think first it would be helpful to understand a little bit more about how does the customer flow work here? You have these various firms that you work with. Do they come to you with a sourcing request? Then you go out and procure those items for them? Are you storing inventory? How does it work?

Dr. Rostyslav Semikov: It's both. We have an inventory of our own that we offer immediately that can be shipped immediately. And if we don't have it on our own and ready in our biobank, then we offer prospective customized project. Most of our projects, they are done that way because researchers are very often, most of the time I would say, 80%-90%, they come with very specific protocols and very specific requirements, inclusion/exclusion criteria, which requires customized projects.

Brett Andrews: Got it. That's what I was figuring was that latter piece. So in the cases that you guys do for inventory, it's really the most common specimens or the most common ... I don't know if you refer to them as SKUs?

Dr. Rostyslav Semikov: Yes, correct. Yeah, Alexandra can share a bit more on both sides. She has extensive experience working in our Louisiana biobank. She's working right now with us on a number of projects in US for prospective collections. So, she can reflect on that a bit more. Alexandra, please.

Alexandra Giardina: Yeah, so I have almost 10 years of experience in biobanking. What I've found is through these 10 years it's changed a lot from people wanting bank samples into wanting samples procured for their specific project. So, a lot of times we get these applications in and they want it in a certain media. They want it in certain tubes. They want it spun down a certain way, so giving this boutique-style approach or just really personalized approach to research projects creates a lot less of patient samples just sitting in freezers for a long time. We're able to get out these research projects specific to the protocol. A lot of I think the shift is more towards using fresh tissue. You run into the risk with frozen tissue or formalin-fixed tissue, everybody processes it a different way. Everybody stores it a different way.

Alexandra Giardina: So, it's great that we're able to offer fresh samples that are procured right from being removed from the patient and being able to ship them overnight basically across the entire world. It's a really great opportunity.

Brett Andrews: I would imagine that because there's more value-add with that kind of service, that the margins are probably a little bit better. Is the pricing for these deals somewhat guided by how rare and specific a certain specimen is?

Dr. Rostyslav Semikov: Yes, again we are customizing our budgets according to the requests and according to the hospital budget, doctor budget, and other staff involved. As workload increases, the fee also increases. So the harder to get the sample, the higher fee is for it, but also the more workload associated with tracking and enrolling the patient into the study, getting the sample, processing it, making the shipment same day, collecting the data and providing all the data same day, et cetera. It involves the extra costs.

Brett Andrews: Got it. That makes sense. And then how are most of these relationships with the customers structured? They come to you with a sourcing request and you guys set up, based on what you were just describing, you figure out how much it's going to cost to acquire it, what the time is going to be, and then there's a markup just for that specific request? Or do you guys have long-term contracts with some of these firms where they're paying you a consistent monthly fee in order to deliver X number of samples?

Dr. Rostyslav Semikov: No, we work on project basis depending on the researcher, depending on the company, how long we have been in partnership with them, how much potential we see in developing a longer-term partnership with them. Whether it's a one-time project, then we charge higher. If it's longer-term, more tied to collaboration, we offer more flexible budgeting. So, it's all individually-structured and based. So, we are in good position to find what fee meets both expectation and both party's budgets.

Brett Andrews: Understood. I think that's a super interesting point you just touched on about the supply side and the demand side, and how you're weighing the flow of the two. I was curious, how are most of the customers finding you these days? Do you have an outbound sales team or is it word of mouth?

Dr. Rostyslav Semikov: Well, I started doing it myself when I was at a state university doing post-doctoral fellowship. After that I started reaching out to search for new clients. I had a number of connections, being able to attend various conferences for cancer researchers, and for precision medicine researchers. For a number of years I attended let's say I spent over $100,000 attending just conferences, meeting people and making connections. So, the first three years it was my personal connections. Then we have a few people who joined our team as business development managers who had experience and their own connections.

Dr. Rostyslav Semikov: As we started growing, we are right now adding more and more colleagues who are experienced in their industry who have their own connections, who can bring their own clients. But again, we are not very active in doing that so it's word-of-mouth from our clients and then people from one company move to another company. They're satisfied with their service we provide. They come back to us asking for partnership with their new company. So, providing a high level of client satisfaction is the main thing that we're focusing. People are just coming back to us.

Brett Andrews:	Yeah, I think it's important to ... I'm sorry. What were you going to say?
Dr. Rostyslav Semikov:	Andriy, can add more.
Andriy Shekhovtsov:	Yeah, thank you, Rostyslav. I just wanted to add briefly on that. My name is Andriy. I'm the marketing director. As Rostyslav mentioned, we definitely focused mostly on individual and almost person-to-person sales, attending conferences, fairs, and industry events, especially in the pre-COVID era, so to speak. Now, it's much harder to do. That's one of the reasons why we're partnering with you guys. We're growing so fast that we need to grow now the network of our sites and partners globally because the demand is really overwhelming. But as soon as we do that, as soon as we increase the number of sites and are able to satisfy the existing demand, our plan is also to utilize all possible channels including online.
Andriy Shekhovtsov:	One of the plans, as Rostyslav mentioned, is to build an e-platform. So, we want to expand on our existing website and then automize as much as possible our existing biobank capacity. Meaning that, the companies or new clients come to us and we can already offer them existing bio-samples that are sitting in our biobank. But as well, we want to automize how we work with client's own perspective collection. Ideally, we want to create a portal where all kind of clients, small, medium, large clients, they can do it almost in an automatic way, like how you would go and buy a book on Amazon.
Andriy Shekhovtsov:	Not quite that way, of course, because biobanking and the projects, they are very, especially our prospective collections, they are very peculiar, and each project is unique. But, at least we want to bring it all onto online platform that would help our customers of various sizes to do it in a convenient way.
Brett Andrews:	Got it. I do want to get into the e-commerce piece and the use of funds as well before we wrap up. One of the notes that you and Rostyslav both touched on there was the sourcing side. Can you guys share a little bit more about how you currently go about that? Sounds like that's where the bottleneck is at the moment. Is that due to just lack of resources or is there a shortage of these clinical sites out there to be able to source from?
Dr. Rostyslav Semikov:	It's probably shortage of resources that we have available. We are not backed by any VC fund. We don't have a large money available like some of our competitors mentioned on the website. So, we operate out of the revenue that we make. We put our money back into the work, so we are grown organically, and that's the limitation. So, we do expand a network of sites. We want to add many more when we have more funds available. The e-platform is something that we're still thinking about and planning. It's probably something to consider for next round of collaboration of crowdfunding with you.

Dr. Rostyslav Semikov: So, the money that we are raising right now, it's more for expanding our current operational capacities and getting us some freezers, some centrifuges, some equipment needed for our current working capital.

Brett Andrews: Got it. Okay. I've got a couple last questions here. I wanted to touch a little bit on the logistics piece, as I know that's fairly critical to the service you're providing to your end customers. Can you just share a little bit from a high level about how you guys are doing that? I'm assuming you're contracting a third-party but maybe you're not. You have the map up, Rosty, that showed the different, it looks like logistic centers across the globe that you guys have. I guess I'm just curious about how all that works.

Dr. Rostyslav Semikov: We do enroll certainly other third parties, couriers, centers, DHL, FedEx, World Courier, and a few other smaller ones. So mainly we rely on the big three, DHL, FedEx, World Courier to deliver samples. We collect them from local clinics to each country's office and then perform usability there, quality control there. And then depending on the project, how difficult it is, we either ship it directly to the clients or we send it to our New Orleans office where Alexandra is, and she performs additional QC, in our lab there in New Orleans at the BioInnovation center. So, she can reflect more on that if necessary.

Brett Andrews: Got it. Okay. And then you touched on this a minute ago, and there's been several questions from the discussion forum regarding this. I just wanted to give you guys a chance to address the topic of competition. If you want to name a specific firm, that's fine. But I guess just from a high level, where you guys see yourself fitting in the competitive landscape and what makes you different in terms of how you're executing then the other folks that are in the space.

Dr. Rostyslav Semikov: Well, a few names that I mentioned on the website, on the MicroVentures website, are the main, our competitors. With many other third parties, we are able to collaborate and share the requests. We have a number of other biobanks and third parties coming to us. We provide them samples that they count or prefer to get from us rather than elsewhere. But certainly, there is a number of competitors that we don't collaborate, and we have a competition such as Discovery Life Science and Trans-Hit Bio, which was acquired recently by Brooks Life Science[2], and then Pureline, then another company in California. I would say our focus and our main competitive advantage is that we have a lot of physicians who are part of our team and who are focused, and we are all as a team, are focused more on customer satisfaction and customer customization project that provide as high quality and as detailed and exact execution of their projects rather than making high margins on financial return.

Dr. Rostyslav Semikov: When people see that we care more about work being done on the very good, high level and being very responsive and very flexible to their needs, rather than charging for every extra staff and trying to get as much money out of the project as possible, they give to us an advantage and they come back to us. I would say has been shown to work as a competitive advantage. So, projects and

discoveries first, and money second, this approach works for us and gives us certain advantage. That's main advantage I would say that we have.

Andriy Shekhovtsov: I would just add very briefly that one of our values is to put the client or customer first and that's truly something that we want to practice in everything we do. As Rostyslav mentioned, working on customer satisfaction and on the custom, almost tailor-made projects, is one advantage. I just would add following up on my previous comment that in today's world, we all know that software is eating the world. So, I think the automation of the process and using latest software technologies including artificial intelligence and machine learning is another thing that I personally think would help us to stand above the competition, at least within the five to 10 years horizon.

Andriy Shekhovtsov: I think it's coming into all industries and biobanking is not the exception. I mentioned software not just because of software on itself but because it just makes the process a lot more intuitive and easier and faster. That's one of the things that we'll be working on to differentiate from competition because biobanking is quite old-fashioned industry. Let's be honest about it. Not all biobanks, they are using the latest technology. So this is something that hopefully we can succeed in and differentiate from the competition in the future.

Brett Andrews: Got it, and that certainly adds a level of scalability as well, so should make it easier to meet the demand that you guys have. That's more of a self-serve model. We did touch on the e-commerce platform, so I appreciate you guys sharing more there. I guess the last piece that I wanted to just cover, and you mentioned a little bit about it, Rosty, maybe we can drill down a little further, is just around the use of funds. I think it's important to note that you guys were profitable last year, which is a big milestone. Obviously you're doing this capital raise and we're having this webinar for a reason.

Brett Andrews: I know you mentioned working capital as being a core component. I think it's probably important to note that a lot of acquisition of these specimens or samples is made from, I believe this is right but correct me if I'm wrong, is made from your balance sheet up front and then it's sold at a margin to your end customers.

Dr. Rostyslav Semikov: It's close but to be more precise, we pay for services like we don't sell tissue, we don't sell samples. We are paid for services of collecting samples, getting the data, getting the processing, getting the logistics, et cetera. It's a compilation of professional services package of procuring biosamples. We are paid for that by our clients and we pay subsequently to our clinics and doctors who we partner with, as well as for our own staff and all the salaries. So we have different contracts in place with different clients and with different clinics. In many cases, we have to pay clinics on a monthly basis, while clients pays us on two to three months basis. So, we have a gap in payments that we have to make for their work being performed and for samples being delivered to clients while we are

waiting for them to perform a control of quality and get their procurement systems, et cetera.

Dr. Rostyslav Semikov: Then, we receive pay. So this one thing is, this gap that we always have, and other thing is as we add more staff to our team, as we get more clinics, as we expand, we need working capital to be able to do so. Main thing of investment that we are raising, we plan to forward into that paying hiring more professionals into our team and adding more clinics that we partner with to our network.

Brett Andrews: Got it. Just to touch on that last piece really quickly, because there may be folks listening to this that could be coming from the industry, could you share a little on the potential roles that would be the near-term hires once the funding is complete?

Dr. Rostyslav Semikov: Can you please specify?

Brett Andrews: Yeah, so in terms of the new hires, are you looking at bringing on salespeople? Are you looking at bringing on operations folks?

Dr. Rostyslav Semikov: Yeah, operations. For right now we're focused on operations. We have more projects in waiting that we cannot fulfill because we don't have enough operations capacity. So right now, we are hiring more people to help us with operations.

Brett Andrews: Got it. And yeah, I don't know if you've got people identified already, but certainly if anyone is listening to this and has an operational background, particularly in the medtech or biobank space, it could be interesting to reach out.

Dr. Rostyslav Semikov: Sure. Sure.

Brett Andrews: Got it. Well, that's going to be it for the questions. I really do appreciate you guys spending some time here and going through all of this.

Dr. Rostyslav Semikov: Let me just add maybe a few comments from ethical side from our lawyer and general counsel, Ivan Mykhalchuk, who is working to ensure that we operate at highest ethical standards because there is a lot of ethics involved. We've been getting questions from folks, whether we use stem cells or abortion materials, and I responded that no we don't. We don't have intention to do so. But there are a lot of other bioethical questions raised on how we get informed consent from patients and ethics committees approvals, and in general I like to assure our clients and [inaudible 00:40:14] that we do it to the best ethics standards in the industry available.

Brett Andrews: I appreciate touching on-

Ivan Mykhalchuk:	Hi, everybody. This is Ivan.
Brett Andrews:	Go ahead, Ivan.
Ivan Mykhalchuk:	Yeah, this is Ivan speaking. Thanks, first of all, for this opportunity. I think this really important note for us to understand because this is very highly ethical regulated area. It's very sensitive area. So when we're speaking about purchasing or selling these biosamples, it's very good that Rostyslav mentioned and noticed that we're not selling biospecimens. We are only being paid for the services provided. This is really important to understand because the countries that regulate this area or biobanking, both United States, European Union and other countries, they have high demands to the collection process, to the submission process, and then the distribution process.
Ivan Mykhalchuk:	We always make sure that all the specimens that we collect, they're legally collected. People always give their consent on such collection. People are not being paid for such collection because the samples are not sold. All those consents, documents, and agreements are approved by a local ethical committee. So it is very highly regulated area. Our clients, to whom we distribute these biosamples, also double check this, making sure that nothing on the ethical side is violated. Just make sure that all the consents are received and all the documents needed are approved.
Ivan Mykhalchuk:	Maybe it's a formal language, but it's also needed to understand that we are operating in the work legally and we're operating fulfilling all the legal and ethical demands, which are both controlled by the state and by the clinics on one side and by our customers or clients on the other side.
Alexandra Giardina.:	Ivan, I would like to also share from my end, or my perspective as someone who managed an academic biobank for so long. There is a lot of time and effort that goes into the procurement of these samples. So, the clinics that do charge these procurement fees, they have to screen patients. They have to consent patients. They have technicians or other coordinators who are monitoring the case, making sure the samples are put in the correct media, making sure the sample follows the protocol, making sure it's spun the right way. They also have their own IRBs, so they have to get documents together to make sure that, like you said, the consent form is approved and up-to-date. We want to make sure that patients are being consented ethically and that they're understanding what they're donating their tissue towards.
Alexandra Giardina:	There's a lot of effort that goes not only at the clinic side, but then once these samples go into biobanks or get shipped off, there's a lot of monitoring for quality control that goes into this. There is a lot of monitoring on the data aspect to make sure all the data is populated and correct. It is a procurement fee. I just wanted to give my two cents on that.

Dr. Rostyslav Semikov: Yes, and our main goal is to support discoveries. Not to commercialize the samples but to support discoveries and make them possible, but for that we need to be financially sustainable. We are working on having a good balance, fair balance between these two parts in a private commercial biobank, but in a research-focused and patient-centric biobank.

Brett Andrews: Great. I really appreciate you guys touching on that, because I do think that is an important piece on this. I apologize I didn't get to it in my Q&A, but I think that should be really helpful for people to understand. On that note, if anybody does have any other questions after viewing this for the Audubon team, then I'd encourage you to check out the campaign page on MicroVentures for Audubon Bioscience. You're likely viewing this video on that campaign page. You can just scroll down there.

Brett Andrews: If you want the direct link, it's invest.microventures.com/offerings/audubon-bioscience. You can find a whole host of information that we put together in conjunction with their team. So there's a more granular breakdown of the use of funds, which we discussed, the overview of the opportunity itself, certainly the investment terms just as a reminder. Obviously the purpose of this webinar is for informational purposes for folks who are interested in participating in what these guys are building. So I would encourage you to check out those terms. If you still have questions after looking at any of that, I would encourage you to go down to the bottom of that page. There's a discussion forum.

Brett Andrews: First I would say go through the questions that have already been asked and see if maybe it has been covered already. If not, you can feel free to submit a question there for their team. They've done a great job of responding to those so far. If you do have a question that we didn't cover today, then that would be the place to do that. And then of course if you'd like to invest, we'd love to have you participate in this. If you go up to the top of the same campaign page, you'll see a bright orange invest button on the top right. You can click on that. If you have an account with us, you likely know how the process works.

Brett Andrews: If you don't, you can go ahead and set one up. It's free to do so, so there's no financial requirement to set up an account. They'll walk you through the steps and you're going to choose what level you'd like to participate at, and be a part of what this team, the mission that they're trying to provide, the discoveries, as Ivan talked about. That's going to be it for the webinar, guys. Is there any final thoughts you'd like to share or anywhere else you'd like to point people towards?

Andriy Shekhovtsov: No, I think we discussed quite a lot of important things. Yeah, hopefully it's going to be useful.

Brett Andrews: Great. Well, I really appreciate the time today, guys, and we're equally as excited to be working with you all. So hoping that we can get through this raise and maybe there will be potential for others in the future. Thanks again for the time today. It really means a lot. Thanks for everyone who tuned in and listened

	to this. Obviously some crazy times right now, so it means a lot to invest your time to learn more about the opportunity. That's going to be it, guys.
Dr. Rostyslav Semikov:	Thank you.
Alexandra Giardina:	Thank you.
Brett Andrews:	Thank you. Talk soon.
Andriy Shekhovtsov:	Yep.

Sources:

1. https://www.biobanking.com/10-largest-biobanks-in-the-world/
2. https://www.prnewswire.com/news-releases/brooks-announces-the-acquisition-of-trans-hit-biomarkers-301186140.html